Dial Thru International Corporation
17383 Sunset Boulevard, Suite 350
Los Angeles, California 90272
(310) 566-1700

September 25, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Application for Withdrawal of Registration Statement
  Dial Thru International Corporation
  Registration Statement No. 333-71406

Ladies and Gentlemen:

        Dial Thru International Corporation, a Delaware corporation (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-3, which previously was filed with the Commission on August 8, 2002 on Form S-3 under the Act (Registration No. 333-71406), along with any exhibits filed thereto ("Registration Statement").

        The withdrawal is being sought due to the fact that the Registrant currently does not qualify to use Form S-3. Based on the foregoing, the Registrant is requesting the withdrawal of the Registration Statement.

        No securities have been sold in connection with the Registration Statement. The Registration Statement has not been declared effective by the Commission.

        Please direct any questions or comments regarding this filing to the undersigned at (310) 566-1700 extension 123.

Very truly yours,
DIAL THRU INTERNATIONAL CORPORATION
/s/ ALLEN SCIARILLO Chief Financial Officer